Exhibit 99.2

McAuliffe Financial, LLC

February 13, 2015

Boards of Directors

St. James Federal Savings and Loan Association

501 First Avenue, South

St. James, Minnesota 56081

Re:	Subscription Rights – St. James Federal Savings and Loan Association

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the “to be issued” common stock of Wells Financial Corp. (the “Corporation”), in regard to the merger conversion of St. James Federal Savings and Loan Association.

Because the subscription rights to purchase shares of common stock in the Corporation, which are to be issued to the depositors of St. James Federal Savings and Loan Association and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a direct community offering, we are of the opinion that:

(1)	The subscription rights will have no ascertainable fair market value, and;

(2)	The price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the subscription rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

McAuliffe Financial, LLC

/s/ J. Kevin McAuliffe
J. Kevin McAuliffe
President

19457 Olson Avenue, Lake Oswego, OR 97034

503-638-9685

www.mcauliffefinancial.com